Exhibit 99.6

DUV Products and Business Opportunity Ron Kool Executive Vice President Business Line DUV ASML ASML Small Talk 2021 Investor Day Virtual

DUV products and business opportunity     Key messages Slide 2 29 Sept. 2021 DUV demand is at a record high and expected to remain strong for the foreseeable future driven by both the Advanced and the Mature market segments Innovation in technology for the Advanced Logic and Memory market will continue; we extended the roadmap on all wavelengths, with performance and productivity improvements on the NXT platform to support the industry’s cost and energy efficient scaling The Mature market including More than Moore applications presents a growth opportunity by building on the XT portfolio in combination with solutions addressing the specific requirements of market segments like power devices, sensors With the aim to optimize the installed base for our customers, there is an increased focus on value added services in combination with productivity and performance upgrades Public

Markets Advanced Logic and Memory Mature Logic and Analog nodes, and More than Moore markets Installed base Public

DUV business outlook improved significantly Driven by strong markets, increased process complexity and installed base growth Slide 4 29 Sept. 2021 2018 DUV installed base 20% DUV installed base 50% 2025 2018 50% 80% systems DUV systems In 2018 our forecast assumed a reduction in immersion demand due to EUV adoption, market growth in line with historical trends Public

DUV business outlook improved significantly Driven by strong markets, increased process complexity and installed base growth Slide 5 29 Sept. 2021 2021 DUV installed base DUV installed base 30% 25% 2025 2021 70% 75% DUV systems DUV systems Drivers include technology innovation, increase in process complexity resulting in more demand at all wavelengths, and growth in the installed base business opportunity Public

DUV addresses numerous market segments SPECIALTY MEMORY Slide 6 MATURE LOGIC 29 Sept. 2021 300 mm 300 mm 200 mm Sub—segmentation LOGIC 300 mm ANALOG Front-End Applications “More Moore” Special Applications Mature 300 mm “More than Moore” segments 200 mm Advanced POWER 300 mm (≥ 40nm) MPU segments 150 mm (≤28 nm) NON—OPTICAL SENSORS EUV 300 mm OPTICAL ArFi SENSORS DRAM ArF 300 mm KrF 300 mm ADVANCED I-Line PACK G NAND Source: ASML Public

Projection of lithography layers by technology Lithography layer count grows, driven by DUV and EUV Slide 7 IR Sep 2021 KrF Logic Layer stack 5 nm 3 nm 2 nm ~1.5 nm 1 nm KrF DRAM EUV – High-NA Layer stack 1A 1B 1C 0A 0B EUV DUV KrF 3D-NAND Layer stack 176L 2xxL 3xxL 4xxL 5xxL 2021 ~2030 Source: ASML Public

Our end markets are increasingly interdependent Requiring an integral portfolio of solutions Slide 8 29 Sept. 2021 EUV 150 mm ArFi ANALOG 200 mm ArF LNA POWER diversity Mid/High OPTICAL 130 nm SENSORS 180 nm KrF LOGIC 150 mm Aperture tuner NON—OPTICAL I-Line SENSORS 45 nm 5 nm LOGIC 180 nm Public

DUV product portfolio to support all market segments Slide 9 29 Sept. 2021 Wavelength NA, Half pitch 2020 2021 2022 2023 2024 2025 NXT:2000i NXT:2050i NXT:2100i NEXT critical 2.0 nm | 275wph 1.5 nm | 295wph 1.3 nm | 295wph ArFi 1.35 NA, 38 nm NXT:1980Di NXT:1980Ei NXT:1980Fi mid—critical 2.5 nm | 275wph 2.5 nm | 295wph 2.5 nm | 330wph XT:1460K    XT 5 nm | 205wph or 7.5 nm| 228wph ArF 0.93 NA, 57 nm NXT:1470 NEXT NXT 4 nm | 300wph 0.93 NA, 80 nm XT:1060K XT:1060K + PEP 5 nm | 205wph 5 nm | 220wph XT:860M XT:860N KrF XT 7 nm** | 240—250wph 7.5 nm | 260wph 0.80 NA,110 nm NXT:870 NEXT NXT 7.5 nm | 330wph i-line 0.65 NA, 220 nm XT:400L XT:400M NEXT 20 nm** | 230wph 20 nm** | 250wph 27% 30% 34% 5% Product: Matched Machine Overlay (nm)|Throughput(wph) 95% 66% 70% Product status Released Development Definition **Wafer inner field Public

NXT transition improves KrF and ArF productivity significantly Slide 10 29 Sept. 2021 27% hour 330 per 260 Wafers KrF XT:860N NXT:870 2021 2022 hour 46% per    300 Wafers 205 ArF NXT:1470 first litho system to show >300wph XT:1460 NXT:1470 2019 2021

We will support our customers’ wafer demand By increasing factory output and scanner productivity Slide 11 29 Sept. 2021 (wph) lity    ~1.7X growth pabi ut ca outp fer ing wa productivity ctur manufa ML system AS x capability system Yearly    2019 2020 ArFi

Markets    Advanced Logic and Memory Mature Logic and Analog nodes, and More than Moore markets Installed base Public

NXT:2050i in volume manufacturing at customers 20% overlay improvement, faster reliability and productivity ramp-up Slide 13 29 Sept. 2021 NXT:2050i Matched machine Dedicated chuck overlay ~1.2 nm overlay ~0.8 nm 6000 5,000 wafers per day in 18 days 200 180 hours reliability in 13 weeks 180 5000 NXT:2050i NXT:2050i 160 Faster ramp 140 Higher availability day 4000 per 120 (hours) 3000 100 Wafers MTBI 80 2000 60 40 1000 20 0 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 NXT:2000i 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 Days after completing installation Weeks after completing installation Public NXT:2050i

NXT:2100i makes a 20% step in on product overlay vs the NXT:2050i for a typical DRAM application

ASML
Slide 14
29 Sept. 2021

Reticle handler
Faster conditioning and lower reticle-to-reticle temperature variation

Wafer table
Improved overlay & lifetime improvements

Alignment 12 colors
65 marks, small marks, combined layout

Improved scanner metrology software
Improved setup repro for overlay


ASML

Projection optics
Improved lens and cross matching control

2D Reticle stage grid calibration
Reducing impact of reticle load errors on overlay

Optical sensors
improved camera & thermal conditioning

	NXT:2100i
Throughput	≥295wph
MMO	≤1.3nm
On Product Overlay	≤1.4nm (DRAM)

- Productivity
- Overlay

Public

NXT platform reduces capital investment, fab space NXT brings 17% footprint reduction with 100k wafer starts per month Slide 15 29 Sept. 2021 Use case: 100 kwspm 5 ArF (dry) 20 KrF layers 172m² 5 x XT:1460K (205wph) 140m² 4 x NXT:1470 (300wph) ArF(dry) ArF(dry) 482m² 14 x XT:860N (260wph) 421m² 12 x NXT:870 (330wph) KrF KrF Total Total 654m² 561m² Public

Markets Advanced logic and memory    Mature logic and analog nodes, and More than Moore markets Installed base Public

We support the growth in mature Logic and Analog nodes delivering ~30% improved productivity for the same process capability Slide 17 29 Sept. 2021 350 NXT:1980Fi 300 XT:860N XT:400M 250 XT:1460K NXT:1960Bi hour 200 XT:860H XT:400H per XT:1450H Wafers 150 100 50 NXT XT 0 2013 2023 2013 2023 2013 2023 2013 2023 ArFi ArF KrF I-Line Public

ASML
Slide 18
29 Sept. 2021

Mature Markets: differentiated application space

Strong growth expected short- and long-term driven by existing and new applications

Substrate Size [mm]	Substrate Thickness [µm]	ANALOG	MATURE LOGIC	OPTICAL SENSORS	NON - OPTICAL SENSORS	POWER
300 mm	Thick					
	Standard (775)	Si	Si	Si		Si
	Thin			Glass		
200 mm	Thick				AlTiC	GaN on Si
	Standard (725)	Si	Si	SiGe, SOI	Si	Si
	Thin			Glass	Ceramic	SiC
150 mm	Thick					
	Standard (675)		Si	SiGe, SOI	Si	
	Thin				Ceramic, GaAS	

Materials: Si: Silicon, AlTiC: Aluminum-Titanium-Carbon, GaN: Gallium Nitride, SiGe: Silicon Germanium, SiC: Silicon Carbid, SOI: Silicon on Insulator, GaAs: Gallium Arsenide

Public

More than Moore market supported by the XT platform with application specific alignment and wafer handling options Slide 19 29 Sept. 2021 XT platform: ArF, KrF, i-line Wafer handling options Alignment options Wafer size: 150/200/300 mm Alignment through glass Wafer thickness: 0.3—1.5 mm Backside alignment Materials: Si, GaN on Si, SMASH extensions to 200 mm glass, Ceramic Power Optical Non-opt Sensors Sensors Warpage Wafer table flow and burl pitch Devices with many variations in substrate (thickness) Public

Markets Advanced Logic and Memory Mature Logic and Analog nodes, and More than Moore markets    Installed base Public

Over 1,000 systems exposed more than 1 Million wafers in 2020 16 systems exposing more than 2 million 300 mm wafers per year Slide 21 29 Sept. 2021 > 1.000.000 1.057 > 1.500.000 341 > 2.000.000 971 Wafers per year 862 Wafers per year Wafers per year 16 738 235 579 178 494 380 126 316 268 74 147 45 30 2 2 5 ‘11 ‘12 ‘13 ‘14 ‘15 ‘16 ‘17 ‘18 ‘19 ‘20 ‘11 ‘12 ‘13 ‘14 ‘15 ‘16 ‘17 ‘18 ‘19 ‘20 ‘11 ‘12 ‘13 ‘14 ‘15 ‘16 ‘17 ‘18 ‘19 ‘20 Foundry Memory

Opportunities for the installed base productivity Wafer per day products Slide 22 Sept. 2021 Enhancement packages Wafer per day services Expand fab capacity at minimal lead time and investment Public

DUV immersion – upgrade roadmap System Node extension package Productivity package Slide 23 System modularity creates fab flexibility customers Under study 29 Sept. 2021 Matched 190wph 230wph 250wph 275wph 295wph 330wph Machine Overlay NXT:1950i 5.5 nm NXT:1960Bi 4.5 nm NXT:1965Ci 4.5 nm NXT:1970Ci 3.5 nm NXT:1980Di NXT:1980Ei NXT:1980Fi 2.5 nm NXT:2000i 2.0 nm NXT:2050i 1.5 nm NXT:2100i 1.3 nm Public

Services and upgrades extend value and life of tool Main upgrades over NXT scanner life Slide 24 29 Sept. 2021 System Service Upgrades PEP Software Example: NXT:1960Bi SNEP UVLS Upgrades revenue Service revenue System revenue 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 Product maturity UVLS: UV Level Sensor, SNEP: System Node Extension Package, PEP: Productivity Enhancement Package Public

DUV products and business opportunity Key messages Slide 25 29 Sept. 2021 DUV demand is at a record high and expected to remain strong for the foreseeable future driven by both the Advanced and the Mature market segments Innovation in technology for the Advanced Logic and Memory market will continue; we extended the roadmap on all wavelengths, with performance and productivity improvements on the NXT platform to support the industry’s cost and energy efficient scaling The Mature market including More than Moore applications presents a growth opportunity by building on the XT portfolio in combination with solutions addressing the specific requirements of market segments like power devices, sensors With the aim to optimize the installed base for our customers, there is an increased focus on value added services in combination with productivity and performance upgrades Public

Forward Looking Statements Slide 26 29 Sept. 2021 This presentation contains statements that are forward-looking, including statements with respect to expected industry and business environment trends including expected growth, outlook and expected financial results, including expected net sales, gross margin, R&D costs, SG&A costs and effective tax rate, annual revenue opportunity for 2025, financial model for 2025 and assumptions and expected growth rates and drivers, expected growth including growth rates 2020-2025 and 2020-2030, total addressable market, growth opportunities beyond 2025 and expected annual growth rate in lithography and metrology and inspection systems and expected annual growth rate in installed base management, expected trends in addressable market up to 2030, expected trends in Logic and Memory revenue opportunities, long term growth opportunities and outlook, expected trends in demand and demand drivers, expected benefits and performance of systems and applications, semiconductor end market trends, expected growth in the semiconductor industry including expected demand growth and capital spend in coming years, expected wafer demand growth and investments in wafer capacity, expected lithography market demand and growth and spend, growth opportunities and drivers, expected trends in EUV and DUV demand, sales, outlook, roadmaps, opportunities and capacity growth and expected EUV adoption, profitability, availability, productivity and output and estimated wafer demand and improvement in value, expected trends in the applications business, expected trends in installed base management including expected revenues and target margins, expected trends and growth opportunity in the applications business, expectations with respect to high-NA, the expectation of increased output capacity, plans, strategies and strategic priorities and direction, expectation to increase capacity, output and production to meet demand, the expectation that Moore’s law will continue and Moore’s law evolution, product, technology and customer roadmaps, and statements and intentions with respect to capital allocation policy, dividends and share buybacks, including the intention to continue to return significant amounts of cash to shareholders through a combination of share buybacks and growing annualized dividends and statements with respect to ESG commitment, sustainability strategy, targets, initiatives and milestones. You can generally identify these statements by the use of words like “may”, “will”, “could”, “should”, “project”, “believe”, “anticipate”, “expect”, “plan”, “estimate”, “forecast”, “potential”, “intend”, “continue”, “target”, “future”, “progress”, “goal” and variations of these words or comparable words. These statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our business and our future financial results and readers should not place undue reliance on them. Forward-looking statements do not guarantee future performance and involve a number of substantial known and unknown risks and uncertainties. These risks and uncertainties include, without limitation, economic conditions; product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors, semiconductor end-market trends, the impact of general economic conditions on consumer confidence and demand for our customers’ products, performance of our systems, the impact of the COVID-19 outbreak and measures taken to contain it on the global economy and financial markets, as well as on ASML and its customers and suppliers, and other factors that may impact ASML’s sales and gross margin, including customer demand and ASML’s ability to obtain supplies for its products, the success of R&D programs and technology advances and the pace of new product development and customer acceptance of and demand for new products, production capacity and our ability to increase capacity to meet demand, the number and timing of systems ordered, shipped and recognized in revenue, and the risk of order cancellation or push out, production capacity for our systems including the risk of delays in system production and supply chain capacity, constraints, shortages and disruptions, trends in the semi-conductor industry, our ability to enforce patents and protect intellectual property rights and the outcome of intellectual property disputes and litigation, availability of raw materials, critical manufacturing equipment and qualified employees and trends in labor markets, geopolitical factors, trade environment; import/export and national security regulations and orders and their impact on us, ability to meet sustainability targets, changes in exchange and tax rates, available liquidity and liquidity requirements, our ability to refinance our indebtedness, available cash and distributable reserves for, and other factors impacting, dividend payments and share repurchases, results of the share repurchase programs and other risks indicated in the risk factors included in ASML’s Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with and submissions to the US Securities and Exchange Commission. These forward-looking statements are made only as of the date of this document. We undertake no obligation to update any forward-looking statements after the date of this report or to conform such statements to actual results or revised expectations, except as required by law. Public

ASML Small Talk 2021 ASML Investor Day Virtual